Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Fourth Quarter and Fiscal Year 2020 Financial Results

Continuous Recovery

•	Total revenues increased 8.6% to RMB289.8 million (US$44.4 million) [1] from RMB266.9 million in the third quarter.
•	Income from operations increased 17.4% to RMB118.5 million (US$18.2 million) [1] from RMB100.9 million in the third quarter.
•	Adjusted EBITDA (non-GAAP) [2] increased 17.8% to RMB130.6 million (US$20.0 million) [1] from RMB110.8 million in the third quarter.
•	Core net income (non-GAAP) increased 18.3% to RMB109.3 million (US$16.8 million) [1] from RMB92.4 million in the third quarter.

SHANGHAI, April 15, 2021 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality management group in China, today announced its unaudited financial results for the fourth quarter and fiscal year of 2020.

Fourth Quarter of 2020 Operational Highlights

•	A total of 4,340 hotels with 315,335 hotel rooms were in operation as of December 31, 2020, compared to 4,195 hotels and 305,125 hotel rooms as of September 30, 2020.
•

As of December 31, 2020, the Company had 40 leased-and-operated ("L&O") hotels and 4,300 franchised-and-managed ("F&M") hotels in operation in 345 cities across China, compared to 34 L&O hotels and 3,923 F&M hotels in operation in 339 cities as of December 31, 2019. The geographic coverage increased by 1.8% year over year.

•

During the quarter, the Company opened 203 hotels, an increase of 13 comparing to 190 hotels in the fourth quarter of 2019. Among the hotels opened, 3 was in the luxury segment, 29 in the mid-to-up-scale segment, 141 in the mid-scale segment, and 30 in the economy segment. Geographically speaking, 19 hotels were in Tier 1 cities [3], 42 in Tier 2 cities and the remaining 142 in Tier 3 and smaller cities in China.
The Company closed 58 hotels, 8 due to brand upgrades, and 35 due to their non-compliance with the Company's brand and operating standards. The remaining 15 were closed for property related issues. The Company added a net opening of 145 hotels to its portfolio.

•

As of December 31, 2020, the Company had a pipeline of 1,186 hotels contracted for or under development, among which 54 hotels were in the luxury hotel segment, 246 in the mid-to-up-scale segment, 483 in the mid-scale segment, and 403 in the economy segment.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB 162, a decrease of 3.6% year over year, an increase of 7.3% compared with the third quarter.
•

The occupancy rate, or OCC for all hotels in operation was 76.7%, an increase of 0.3% compared with 76.4% in the fourth quarter of 2019, and a decrease of 2.4% compared with 79.1% in the third quarter of 2020.

•

The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB 124, representing a 3.2% year-over-year decrease, and a 4.1% sequential increase.

•

As of December 31, 2020, the Company's loyalty program had more than 56 million individual members and approximately 1,670,000 corporate members, compared to approximately 52 million and over 1,610,000

1      The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.5250 on December 31, 2020 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at

https://www.federalreserve.gov/releases/h10/20210104/

2      Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, interest expense, depreciation and amortization, losses from investment in equity securities, share of loss in equity investees (net of tax), but excludes other operating income, gains from investment in equity securities, share of gain in equity investees (net of tax) and other income net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the abovementioned definition.

3      Tier 1 Cities refers to Beijing, Shanghai, Shenzhen and Guangzhou; Tier 2 Cities refers to the 32 major cities, other than Tier 1 Cities, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as municipalities with independent planning by the State Council.

Exhibit 99.1

corporate members as of September 30, 2020. The Company had approximately 92.2% of room nights sold directly.

2020 Full Year Operational Highlights

•

For the full year 2020, the Company opened 538 hotels, a decrease of 11.4% comparing to 607 newly opened hotels in the full year 2019. Among the hotels opened, 5 were in the luxury hotel segment,109 in the mid-to-up-scale segment, 308 in the mid-scale segment, and 116 in the economy segment. Geographically speaking, 33 hotels were in Tier 1 cities,120 were in Tier 2 cities and the remaining 385 were in Tier 3 and other cities in China.
During this year, the Company closed 155 hotels, 21 due to brand upgrade, and 89 due to their non-compliance with the Company's brand and operating standards. The remaining 45 were closed for property related issues. The Company added a net opening of 383 hotels to its portfolio.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB152 in the full year 2020, a decrease of 9.6% year-over-year.
•	The occupancy rate, or OCC for all hotels in operation was 68.7% in the full year 2020, compared with77.8% in the full year 2019.
•	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB105 in the full year 2020, representing a 20.1% year-over-year decrease.

“Despite the many unprecedented challenges brought upon us by COVID-19, the company delivered a robust Q4, with sequential improvement in operating and financial metrics above the average of the hospitality industry,” said Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree. “I am extremely grateful for the achievements of our team. I cannot thank enough, all of our employees, franchisees, and guests, for their support and dedication. Thanks to our resilient business model, we were able to weather an extremely difficult year in the travel industry, and perform better than most of our peers. With our well-segmented and robust brand portfolio, the loyalty of our members and our strong balance sheet, we are well-positioned to capitalize on opportunities and create long-term and sustainable growth for our shareholders, in 2021 and beyond.” continued Mr. Xu.

Fourth Quarter of 2020 Financial Results

	Quarter Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	68,553,356	76,113,015	11,664,830
Franchised-and-managed hotels	217,190,598	207,222,721	31,758,272
others	3,688,472	6,420,830	984,035
Total revenues	289,432,426	289,756,566	44,407,137

	Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	253,420,676	227,074,041	34,800,619
Franchised-and-managed hotels	831,340,340	677,480,818	103,828,478
others	7,032,119	25,455,237	3,901,186
Total revenues	1,091,793,135	930,010,096	142,530,283

Total revenues for the fourth quarter of 2020 were RMB289.8 million (US$44.4 million) [1], representing a 0.1% year-over-year increase. The slight increase was primarily due to the sustained recovery in hotel operations from the impact of COVID-19, as well as the revenue contribution from the newly opened L&O hotels. Total revenues increased from

Exhibit 99.1

RMB266.9 million in the third quarter, a 8.6% sequential increase, which was mainly attributable to a RevPAR growth from 120 RMB to 124 RMB. Total revenues for the full year 2020 were RMB930.0 million (US$142.5 million) [1], representing a 14.8% decrease.

Total revenues from leased-and-operated hotels for the fourth quarter of 2020 were RMB76.1 million (US$11.7 million) [1], representing a 11.0% year-over-year increase. The increase was primarily due to the RevPAR increase of 0.6% compared to one year ago, the contribution from L&O hotels of the Urban Hotel Group (“Urban”), as well as the contribution from 10 newly opened L&O hotels in 2020. The revenue increase was partially offset by the reduction and extension of sublease income, and the closure of 4 L&O hotels in 2020. Compared with the third quarter, total revenues from L&O hotels increased by 13.9%, mainly attributable to rising RevPAR and net newly opened 3 L&O hotels. Total revenues from L&O hotels for the full year 2020 were RMB227.1 million (US$34.8 million) [1], representing a 10.4% decrease.

Total revenues from franchised-and-managed hotels for the fourth quarter of 2020 were RMB207.2 million (US$31.8 million) [1], representing a 4.6% year-over-year decrease. Initial franchise fees increased by 32.3% year over year, mainly attributable to the gross opening of 199 hotels. The 7.1% decrease from the fourth quarter of 2019 in recurring franchisee management fees and others was primarily due to RevPAR decrease of 3.4%, as well as the reduction in franchise fees and central reservation fees for hotels affected by COVID-19. Compared with the third quarter, initial franchise fees increased by 8.7%, mainly attributable to more hotels opened; recurring franchisee management fees and others increased by 3.1%, mainly due to RevPAR sequential growth from 120RMB to 124RMB. Total revenues from F&M hotels for the full year 2020 were RMB677.5 million (US$103.8 million) [1], representing a 18.5% decrease.

	Quarter Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Initial franchise fee	13,655,873	18,065,889	2,768,719
Recurring franchise management fee and others	203,534,725	189,156,832	28,989,553
Revenues from franchised-and-managed hotels	217,190,598	207,222,721	31,758,272

	Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Initial franchise fee	54,930,266	61,051,369	9,356,532
Recurring franchise management fee and others	776,410,074	616,429,449	94,471,946
Revenues from franchised-and-managed hotels	831,340,340	677,480,818	103,828,478

Exhibit 99.1

Total operating costs and expenses

	Quarter Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	92,609,618	99,817,161	15,297,650
Selling and marketing expenses	23,155,218	24,232,688	3,713,822
General and administrative expenses	79,597,392	50,885,097	7,798,482
Other operating expenses	3,124,942	98,341	15,071
Total operating costs and expenses	198,487,170	175,033,287	26,825,025

	Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	338,826,479	392,522,306	60,156,675
Selling and marketing expenses	84,970,401	75,347,166	11,547,458
General and administrative expenses	184,989,324	172,557,554	26,445,602
Other operating expenses	3,286,652	1,731,405	265,350
Total operating costs and expenses	612,072,856	642,158,431	98,415,085

Hotel operating costs for the fourth quarter of 2020 were RMB99.8 million (US$15.3 million) [1], representing a 7.8% increase year over year. The increase was mainly attributable to higher rents and other cost related to L&O hotels. In the fourth quarter, there were 4 L&O hotels newly opened, which accounted for the main increase in hotel operating costs. Excluding L&O hotel operating costs, costs related to F&M hotels and others decreased 7.0%. Compared with the third quarter, we observe a 7.6% sequential decrease, mainly due to higher newly opening expenses in the third quarter. For the full year 2020, hotel operating costs were RMB392.5 million (US$60.2 million) [1], representing a 15.8% increase.

	Quarter Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Rental	22,270,218	28,196,927	4,321,368
Utilities	3,842,009	4,113,416	630,409
Personnel cost	10,069,427	10,034,679	1,537,882
Depreciation and amortization	15,401,030	13,450,611	2,061,396
Consumable, food and beverage	6,136,477	11,584,105	1,775,342
Costs of general managers of franchised-and-managed hotels	23,458,837	26,088,907	3,998,300
Other costs of franchised-and-managed hotels	7,799,192	5,132,814	786,638
Others	3,632,428	1,215,702	186,315
Hotel Operating Costs	92,609,618	99,817,161	15,297,650

Exhibit 99.1

	Year Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Rental	79,597,408	118,295,183	18,129,530
Utilities	19,119,300	15,372,385	2,355,921
Personnel cost	38,277,298	41,330,758	6,334,216
Depreciation and amortization	34,727,153	50,324,493	7,712,566
Consumable, food and beverage	27,666,435	43,257,796	6,629,547
Costs of general managers of franchised-and-managed hotels	96,565,044	91,664,745	14,048,237
Other costs of franchised-and-managed hotels	29,192,923	22,985,917	3,522,746
Others	13,680,917	9,291,029	1,423,912
Hotel Operating Costs	338,826,479	392,522,306	60,156,675

Selling and marketing expenses for the fourth quarter of 2020 were RMB24.2 million (US$3.7 million) [1], representing a 4.7% year-over-year increase. The increase was mainly attributable to increases in advertising costs. Compared with the third quarter, selling and marketing expenses increased by 13.9%, attributable to higher advertising expense. For the full year of 2020, selling and marketing expenses were RMB75.3 million (US11.5 million) [1], representing a 11.3% decrease.

General and administrative expenses for the fourth quarter of 2020 were RMB50.9 million (US$7.8 million) [1], representing a 36.1% year-over-year decrease. The decrease was primarily attributable to the effective control of business travel expenses and the impact of a one-time provision for bad debts during the same period last year. Excluding the impact of this bad debt provision in the fourth quarter of 2019, G&A expenses decreased by 14.3%. Compared with the third quarter, G&A expenses increased by 13.6%, which was mainly attributable to the increase of consulting fees and higher staff costs. General and administrative expenses for the full year 2020 were RMB172.6 million (US$26.4 million) [1], representing a 6.7% year-over-year decrease.

Gross profit for the fourth quarter of 2020 was RMB189.9 million (US$29.1 million) [1], representing a year-over-year decrease of 3.5%. Gross margin was 65.6%, compared to 68.0% a year ago. The decrease was primarily due the impact of COVID-19. Compared with the third quarter, gross profit increased by 19.6%, and gross margin increased from 59.5% to 65.6%. Gross profit for the full year 2020 was RMB537.5 million (US$82.4 million) [1], representing a 28.6% year-over-year decrease.

Income from operations for the fourth quarter of 2020 totaled RMB118.5 million (US$18.2 million) [1], representing a year-over-year increase of 19.9%. The increase was mainly due to the sustained RevPAR recovery, the increased number of hotels and better control of costs and expenses during the quarter. Operating margin, defined as income from operations as percentage of total revenues, was 40.9%, compared to 34.1% a year ago. Compared with the third quarter, income from operations increased by 17.4%, and operating margin increased from 37.8% to 40.9%, mainly attributable to revenue increase. Income from operations for the full year 2020 totaled RMB319.3 million (US$48.9 million) [1], representing a year-over-year decrease of 36.7%.

Adjusted EBITDA (non-GAAP) [2] for the fourth quarter of 2020 was RMB130.6 million (US$20.0 million) [1], representing a year-over-year increase of 17.2%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 45.1%, compared to 38.5% a year ago. Compared with the third quarter, adjusted EBITDA increased by 17.8%, and adjusted EBITDA margin increased from 41.5% to 45.1%. Adjusted EBITDA (non-GAAP) for the full year 2020 was RMB355.5 million (US$54.5 million) [1], representing a year-over-year decrease of 32.1%.

Net income for the fourth quarter of 2020 was RMB79.5 million (US$12.2 million) [1], representing a year-over-year increase of 6.6%. Net margin was 27.4%, compared to 25.8% a year ago, the year-over-year increase was mainly attributable to the increase in income from operations. Compared with the third quarter, net income decreased by 7.2%,

Exhibit 99.1

and net margin decreased from 32.1% to 27.4%, mainly due to losses from investments in equity securities. Net income for the full year 2020 was RMB244.7 million (US$37.5 million) [1], representing a year-over-year decrease of 44.1%.

Core net income (non-GAAP) for the fourth quarter of 2020 was RMB109.3 million (US$16.8 million) [1], representing a year-over-year increase of 22.3%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 37.7%, compared to 30.9% one year ago. Compared with the third quarter, core net income increased by 18.3%. Core net income (non-GAAP) for the full year 2020 was RMB289.5 million (US$44.4 million) [1], representing a year-over-year decrease of 33.9%.

Earnings per ADS (basic and diluted) for the fourth quarter of 2020 was RMB0.83 (US$0.13) [1], up from earnings per ADS of RMB0.75 one year ago and up from RMB 0.81 in the third quarter of 2020, mainly due to the recovery and improvement of operating profit. Core net income per ADS (basic and diluted) (non-GAAP) was RMB1.06 (US$0.16) [1], up from RMB0.87 a year ago, up from RMB0.90 of the third quarter of 2020. Earnings per ADS (basic and diluted) for the full year 2020 was RMB2.54 (US$0.39) [1], down from RMB4.34 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB2.81 (US$0.43) [1] for the full year 2020, decreased from RMB4.29 of 2019.

Cash flow. Operating cash inflow for the fourth quarter of 2020 was RMB112.8 million (US$17.3 million) [1] as a result of the recovery from COVID-19 and improved operating performance. Investing cash outflow for the fourth quarter of 2020 was RMB 161.7 million (US$24.8 million) [1], which was primarily attributable to loans to franchisees, investment in property and equipment and renovation on L&O hotels. The investing cash outflow was partially offset by repayment from franchisees, as well as proceeds from short-term investments. Financing cash inflow was RMB99.8 million (US$15.3million). Operating cash inflow for the full year 2020 was RMB297.3 million (US$45.6 million) [1]. Investing cash outflow for the full year 2020 was RMB115.6 million (US$17.7million) [1]. Financing cash inflow for the full year 2020 was RMB117.5million (US$18.0 million) [1].

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposit. As of December 31, 2020, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,904.9 million (US$291.9 million) [1], compared to RMB1,815.4 million as of September 30, 2020. The increase from the third quarter was primarily attributable to increased cash inflow from operating activities, offset by loans to franchisees, and investments and upgrade costs at our L&O hotels.

COVID-19 Update

Due to the resurgence of Covid-19 in several provinces and cities like Hebei, Shanghai, and Beijing, our occupancy rate declined in Q4 2020 and January 2021. Occupancy rate was at its lowest during the Chinese spring festival, due to the government’s stay-local policy; however, it rebounded quickly, especially after March 16 when people could travel more freely in low-risk zones. With the rollout of the COVID-19 vaccines, most travel restrictions have been lifted. According to the official microblog of the Ministry of Culture and Tourism, the Tomb Sweeping holiday on April 5, 2021 saw 102 million domestic tourists. That represents a year-over-year growth of 144.6%, and 94.5% of the number of domestic tourists in the same period in 2019. By early April, our occupancy rate had recovered to 77.7%, and Revpar recovered to 92.7% of the 2019 levels. By the end of 2020 we had proved to be more resilient, and so performed better than most of our peers.

Guidance

So far in 2020, our operations are in line with our previous forecast. Assuming the pandemic remains under control in China in further quarters, the Company expects an increase in total revenues of 48%-53% for the full year 2021, compared to 2020; and an increase in total revenues of 25%-30% for the full year 2021, compared to 2019.

The guidance set forth above reflects the Company's current and preliminary views based on our recovery speed and may not be indicative of the final financial results for future interim periods and the full year.

Conference Call

GreenTree's management will hold an earnings conference call at 9:00PM U.S. Eastern Time on April 14, 2021 (9:00 AM Beijing/Hong Kong Time on April 15, 2021).

Exhibit 99.1

Dial-in numbers for the live conference call are as follows:

:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until April 21, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	10149105

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

Exhibit 99.1

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of December 31, 2020, GreenTree had a total number of 4,340 hotels. In 2019, GreenTree ranked among the Top 12 worldwide in terms of number of hotels in “World's Largest Hotel Companies: HOTELS' 325”, published by HOTELS magazine, and was as well the fourth largest hospitality company in China in 2019 based on the statistics issued by the China Hospitality Association.

GreenTree has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has further expanded its brand portfolio into mid-to-up-scale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Exhibit 99.1

---Financial Tables and Operational Data Follow—

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	319,847,701	611,358,209	93,694,745
Short-term investment	437,279,026	301,983,182	46,280,947
Investments in equity securities	207,007,926	242,378,696	37,146,160
Accounts receivable, net of allowance	99,701,226	101,511,057	15,557,250
Amounts due from related parties	31,739,731	9,770,871	1,497,451
Prepaid rent	18,794,665	13,597,867	2,083,964
Inventories	2,537,717	3,804,680	583,093
Other current assets	66,004,017	77,649,794	11,900,352
Loans receivable, net	82,312,201	222,244,629	34,060,480
Total current assets	1,265,224,210	1,584,298,985	242,804,442

Non-current assets:
Restricted cash	22,312,522	22,369,900	3,428,337
Long-term time deposits	560,000,000	490,000,000	75,095,785
Loan receivable, net	121,563,742	145,703,988	22,330,113
Property and equipment, net	614,936,505	668,605,661	102,468,301
Intangible assets, net	496,280,316	491,513,073	75,327,674
Goodwill	100,078,236	100,231,487	15,361,147
Long-term investments	398,637,701	369,525,917	56,632,324
Other assets	76,957,992	66,635,394	10,212,322
Deferred tax assets	160,488,193	156,070,112	23,918,791
TOTAL ASSETS	3,816,479,417	4,094,954,517	627,579,236

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	60,000,000	150,000,000	22,988,506
Accounts payable	15,296,042	19,606,344	3,004,804
Advance from customers	40,105,627	34,305,508	5,257,549
Amounts due to related parties	3,518,031	3,198,253	490,154
Salary and welfare payable	42,650,527	51,567,587	7,903,078
Deferred rent	5,179,664	1,356,132	207,836
Deferred revenue	231,925,272	221,314,997	33,918,007
Accrued expenses and other current liabilities	302,448,361	300,696,673	46,083,782
Income tax payable	93,909,177	87,483,970	13,407,505
Total current liabilities	795,032,701	869,529,464	133,261,221

Deferred rent	17,821,686	28,642,973	4,389,728
Deferred revenue	410,807,248	361,901,369	55,463,811
Other long-term liabilities	118,112,511	115,862,713	17,756,737
Deferred tax liabilities	195,303,547	178,413,413	27,343,052
Unrecognized tax benefits	261,641,717	290,679,902	44,548,644
TOTAL LIABILITIES	1,798,719,410	1,845,029,834	282,763,193

Exhibit 99.1

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares	219,526,699	222,587,070	34,112,961
Class B ordinary shares	115,534,210	115,534,210	17,706,392
Additional paid-in capital	1,152,108,217	1,149,280,404	176,134,928
Retained earnings	308,698,533	570,042,924	87,362,900
Accumulated other comprehensive income	65,300,854	45,586,647	6,986,460
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,861,168,513	2,103,031,255	322,303,641

Non-controlling interests	156,591,494	146,893,428	22,512,402
Total shareholders’ equity	2,017,760,007	2,249,924,683	344,816,043

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,816,479,417	4,094,954,517	627,579,236

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated hotels	68,553,356	76,113,015	11,664,830	253,420,676	227,074,041	34,800,619
Franchised-and-managed hotels Others	217,190,598 3,688,472	207,222,721 6,420,830	31,758,272 984,035	831,340,340 7,032,119	677,480,818 25,455,237	103,828,478 3,901,186
Total revenues	289,432,426	289,756,566	44,407,137	1,091,793,135	930,010,096	142,530,283

Operating costs and expenses
Hotel operating costs	(92,609,618)	(99,817,161)	(15,297,650)	(338,826,479)	(392,522,306)	(60,156,675)
Selling and marketing expenses	(23,155,218)	(24,232,688)	(3,713,822)	(84,970,401)	(75,347,166)	(11,547,458)
General and administrative expenses	(79,597,392)	(50,885,097)	(7,798,482)	(184,989,324)	(172,557,554)	(26,445,602)
Other operating expenses	(3,124,942)	(98,341)	(15,071)	(3,286,652)	(1,731,405)	(265,350)
Total operating costs and expenses	(198,487,170)	(175,033,287)	(26,825,025)	(612,072,856)	(642,158,431)	(98,415,085)

Other operating income	7,836,584	3,728,194	571,370	24,832,269	31,399,552	4,812,192
Income from operations	98,781,840	118,451,473	18,153,482	504,552,548	319,251,217	48,927,390

Interest income and other, net	13,804,787	25,072,336	3,842,504	66,088,425	72,934,212	11,177,657
Interest expense	(384,502)	(514,466)	(78,845)	(2,505,904)	(3,456,316)	(529,704)
(Losses)/gains from investment in equity securities	1,213,137	(27,038,739)	(4,143,868)	55,253,744	(36,773,521)	(5,635,789)
Other income, net	-	1,779,000	272,643	2,690,742	2,296,981	352,028
Income before income taxes	113,415,262	117,749,604	18,045,916	626,079,555	354,252,573	54,291,582

Income tax expense	(39,356,563)	(38,060,701)	(5,833,057)	(189,567,817)	(110,459,202)	(16,928,613)
Income before share of gains in equity investees	74,058,699	79,688,903	12,212,859	436,511,738	243,793,371	37,362,969

Share of gains in equity investees, net of tax	483,062	(209,178)	(32,058)	1,262,431	909,364	139,366
Net income	74,541,761	79,479,725	12,180,801	437,774,169	244,702,735	37,502,335

Net losses/(gains) attributable to non-controlling interests	1,672,204	6,078,488	931,569	4,944,094	16,641,655	2,550,445
Net income attributable to ordinary shareholders	76,213,965	85,558,213	13,112,370	442,718,263	261,344,390	40,052,780

Net earnings per share
Class A ordinary share-basic and diluted	0.75	0.83	0.13	4.34	2.54	0.39
Class B ordinary share-basic and diluted	0.75	0.83	0.13	4.34	2.54	0.39

Net earnings per ADS
Class A ordinary share-basic and diluted	0.75	0.83	0.13	4.34	2.54	0.39
Class B ordinary share-basic and diluted	0.75	0.83	0.13	4.34	2.54	0.39

Weighted average shares outstanding
Class A ordinary share-basic and diluted	67,416,046	68,286,954	68,286,954	67,315,727	68,286,954	68,286,954
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	(12,891,247)	(18,663,525)	(2,860,311)	2,933,162	(19,714,207)	(3,021,335)
Comprehensive income, net of tax	61,650,514	60,816,200	9,320,490	440,707,331	224,988,528	34,481,000

Comprehensive losses attributable to non-controlling interests	1,672,204	6,078,488	931,569	4,944,094	16,641,655	2,550,445
Comprehensive income attributable to ordinary shareholders	63,322,718	66,894,688	10,252,059	445,651,425	241,630,183	37,031,445

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net income	74,541,761	79,479,725	12,180,801	437,774,169	244,702,735	37,502,335

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,476,011	15,801,122	2,421,628	40,366,299	65,869,971	10,095,015
Share of (gains) losses in equity method investments Fair value change in returnable consideration and contingent consideration, net	329,356 -	209,178 -	32,058 -	(140,564) -	(909,364) 2,046,066	(139,366) 313,573
Gains from disposal of a long-term investment	(788,341)	(1,779,000)	(272,644)	(1,097,790)	(1,779,000)	(272,644)
Interest income	(20,997,598)	(4,483,050)	(687,057)	(35,659,822)	(11,542,121)	(1,768,907)
Bad debt expense	32,759,437	7,900,690	1,210,834	38,423,347	29,953,404	4,590,560
(Gains)losses from investments in equity securities (Gains) losses on disposal of property and equipment	(1,213,137) 860,000	27,020,151 -	4,141,019 -	(55,253,744) 860,000	44,506,823 -	6,820,970 -
Foreign exchange (gains) losses	(1,494,388)	4,985,504	764,062	(1,408,437)	4,723,948	723,977
Share-based compensation	7,857,619	-	-	26,490,395	232,558	35,641
Income tax expenses related to dividend distribution or retained profits	7,905,075	(14,576,403)	(2,233,931)	19,845,708	-	-

Changes in operating assets and liabilities:
Accounts receivable	(21,803,246)	14,567,549	2,232,575	(52,263,625)	(28,789,041)	(4,412,114)
Prepaid rent	(12,957,495)	(5,367,732)	(822,641)	(14,316,252)	5,196,798	796,444
Inventories	(761,786)	230,924	35,391	351,518	(1,281,009)	(196,323)
Amounts due from related parties	(1,232,146)	193,653	29,679	(3,228,596)	10,329,181	1,583,016
Other current assets	6,019,451	(15,613,220)	(2,392,831)	10,990,176	(18,807,170)	(2,882,325)
Other assets	(14,762,172)	(4,022,768)	(616,516)	(22,637,263)	(21,180,102)	(3,245,993)
Accounts payable	1,511,893	(2,941,115)	(450,746)	4,814,800	4,546,551	696,789
Amounts due to related parties	2,476,922	1,206,655	184,928	3,232,453	(319,778)	(49,008)
Salary and welfare payable	3,473,761	(864,348)	(132,467)	(2,047,293)	8,913,678	1,366,081
Deferred revenue	8,470,702	(26,912,184)	(4,124,473)	18,973,331	(59,516,154)	(9,121,250)
Advance from customers	2,886,080	2,297,569	352,118	3,735,302	(5,800,119)	(888,907)
Accrued expenses and other current liabilities	(4,113,920)	(2,091,191)	(320,490)	27,198,083	14,669,673	2,248,226
Income tax payable	3,404,824	24,167,283	3,703,798	(12,476,008)	(6,354,794)	(973,915)
Unrecognized tax benefits	55,445,186	15,330,247	2,349,463	92,022,308	29,038,185	4,450,297
Deferred rent	592,980	2,214,208	339,342	(1,939,759)	6,997,755	1,072,453
Other long-term liabilities	9,489,162	(7,153,657)	(1,096,346)	21,538,701	(5,549,798)	(850,544)
Deferred taxes	(32,907,584)	2,953,072	452,578	(30,207,540)	(12,595,878)	(1,930,403)
Net cash provided by operating activities	118,468,407	112,752,862	17,280,132	513,939,897	297,302,998	45,563,678

Investing activities:
Purchases of property and equipment	(50,493,636)	(43,353,048)	(6,644,145)	(213,329,308)	(111,929,994)	(17,154,022)
Purchases of intangible assets	(2,240,298)	(878,818)	(134,685)	(2,240,298)	(887,893)	(136,076)
Proceeds from disposal of property and equipment	(1,561,844)	8,968	1,374	1,800,000	80,355	12,315
Payment for acquisitions	(76,037,135)	(14,547,587)	(2,229,515)	(325,016,059)	(22,463,394)	(3,442,666)
Collection of acquisition advances	20,242,049	(6,550,000)	(1,003,831)	(38,869,400)	(6,550,000)	(1,003,831)
Repayment of Advances for acquisitions	-	40,000	6,130	-	36,352,700	5,571,297
Purchases of short-term investments	(205,357,454)	(58,296,194)	(8,934,283)	(823,183,360)	(206,596,401)	(31,662,284)
Proceeds from short-term investments	345,997,436	45,983,050	7,047,211	1,107,076,219	453,434,366	69,491,857
Increase of long-term time deposits	-	-	-	(500,000,000)	(30,000,000)	(4,597,701)
Purchases of investments in equity securities	-	(65,829,314)	(10,088,784)	(80,772,222)	(65,829,314)	(10,088,784)
Purchases of long term investments	-	-	-	(247,456,740)	-	-
Proceeds from disposal of subsidiaries	431,653	2,183,350	334,613	222,015,253	2,183,350	334,613
Proceeds from disposal of equity securities and dividends received from equity securities	-	64,792	9,930	-	198,976	30,494
Proceeds from disposal of equity method investments	1,671,092	-	-	1,671,092	6,380,000	977,778
Loan to related parties	(288,771,163)	(223,590,000)	(34,266,667)	(634,638,425)	(528,356,500)	(80,974,176)
Repayment from related parties	121,472,780	242,740,000	37,201,533	458,752,530	539,996,179	82,758,035
Loan to third parties	(65,615,000)	(55,000,000)	(8,429,119)	(10,340,000)	(62,000,000)	(9,501,916)
Repayment of loan from third parties	18,047,360	-	-	-	-	-
Loan to franchisees	(24,500,000)	(13,060,194)	(2,001,562)	(157,411,151)	(218,821,974)	(33,535,935)
Repayment from franchisees	3,237,956	28,408,205	4,353,748	21,985,474	99,209,300	15,204,490
Net cash (used in) provided by investing activities	(203,476,204)	(161,676,790)	(24,778,052)	(1,219,956,395)	(115,600,244)	(17,716,512)

Financing activities:
Distribution to the shareholders	(18,925,422)	-	-	(226,951,236)	-	-
Loan from non controlling interest	-	9,148,249	1,402,030	-	20,585,804	3,154,912
Repayment of short-term borrowings Proceeds from short-term borrowings	- -	(60,000,000) 150,000,000	(9,195,402) 22,988,506	- -	(70,000,000) 160,000,000	(10,727,969) 24,521,073

Exhibit 99.1

	Quarter Ended			Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Capital contribution from noncontrolling interest holders	1,959,481	681,000	104,368	14,719,481	6,943,589	1,064,152
Net cash provided by (used in) financing activities	(16,965,941)	99,829,249	15,299,502	(212,231,755)	117,529,393	18,012,168

Effect of exchange rate changes on cash and cash equivalents	(6,852,606)	(6,781,751)	(1,039,349)	(6,917,309)	(7,664,261)	(1,174,601)
Net (decrease) increase in cash and cash equivalents	(108,826,344)	44,123,570	6,762,233	(925,165,562)	291,567,886	44,684,733
Cash and cash equivalents at the beginning of the period	450,986,567	589,604,539	90,360,849	1,267,325,785	342,160,223	52,438,349
Cash and cash equivalents at the end of the period	342,160,223	633,728,109	97,123,082	342,160,223	633,728,109	97,123,082

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	74,541,761	79,479,725	12,180,801	437,774,169	244,702,735	37,502,335

Deduct:
Other operating income	7,836,584	3,728,194	571,371	24,832,269	31,399,552	4,812,192
Interest income and other, net	13,804,787	25,072,336	3,842,504	66,088,425	72,934,212	11,177,657
Gains from investment in equity securities	1,213,137	-	-	77,050,188	45,440,136	6,964,006
Share of gain in equity investees, net of tax	483,062	-	-	1,550,228	1,118,542	171,424
Other income, net	-	1,779,000	272,644	2,690,742	2,296,981	352,028
Add:
Other operating expenses	3,124,942	98,341	15,071	3,286,652	1,731,405	265,349
Income tax expense	39,356,563	38,060,701	5,833,058	189,567,817	110,459,202	16,928,613
Share of loss in equity investees, net of tax	-	209,178	32,058	287,797	209,178	32,058
Interest expense	384,502	514,466	78,845	2,505,904	3,456,316	529,704
Depreciation and amortization	17,372,785	15,801,122	2,421,628	40,366,299	65,869,971	10,095,016
Losses from investment in equity securities	-	27,038,739	4,143,868	21,796,444	82,213,657	12,599,794
Adjusted EBITDA (Non-GAAP)	111,442,983	130,622,742	20,018,810	523,373,230	355,453,041	54,475,562

	Quarter Ended			Nine Months Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	74,541,761	79,479,725	12,180,801	437,774,169	244,702,735	37,502,335

Deduct:
Government subsidies (net of 25% tax)	-	853,820	130,854	5,048,981	15,071,058	2,309,741
Gains from investment in equity securities (net of 25% tax)	909,853	-	-	57,787,642	-	-
Other income (net of 25% tax)	-	1,334,250	204,483	2,018,057	1,722,736	264,021

Add:
Share-based compensation	7,857,619	-	-	27,676,666	232,558	35,641
Losses from investments in equity securities (net of 25% tax)	-	25,784,922	3,951,712	16,347,333	41,786,008	6,403,986
One-time fees and expense	-	6,264,115	960,018	1,153,650	19,604,565	3,004,531
Income tax expenses related to dividend distribution	7,905,075	-	-	19,845,708	-	-
Core net income(Non-GAAP)	89,394,602	109,340,692	16,757,194	437,942,846	289,532,073	44,372,731

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.87	1.06	0.16	4.29	2.81	0.43
Class B ordinary share-basic and diluted	0.87	1.06	0.16	4.29	2.81	0.43

Exhibit 99.1

Operational Data

	2019 Q4	2020 Q4
Total hotels in operation:	3,957	4,340
Leased-and-owned hotels	34	40
Franchised hotels	3,923	4,300
Total hotel rooms in operation	290,026	315,335
Leased-and-owned hotels	4,290	4,888
Franchised hotels	285,736	310,447
Number of cities	339	345

	Quarter Ended
	2019 Q4	2020 Q4
Occupancy rate (as a percentage)
Leased-and-owned hotels	67.5%	71.0%
Franchised hotels	76.6%	76.8%
Blended	76.4%	76.7%
Average daily rate (in RMB)
Leased-and-owned hotels	198	190
Franchised hotels	168	162
Blended	168	162
RevPAR (in RMB)
Leased-and-owned hotels	134	135
Franchised hotels	129	124
Blended	129	124

	Year Ended
	2019	2020
Occupancy rate (as a percentage)
Leased-and-owned hotels	67.5%	57.8%
Franchised hotels	78.0%	68.9%
Blended	77.8%	68.7%
Average daily rate (in RMB)

Exhibit 99.1

Leased-and-owned hotels	205	179
Franchised hotels	168	152
Blended	168	152
RevPAR (in RMB)
Leased-and-owned hotels	138	104
Franchised hotels	131	105
Blended	131	105

Exhibit 99.1

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	2019 Q4	2020 Q4	2019 Q4	2020 Q4
Luxury	20	23	4,556	4,749
Argyle	20	23	4,556	4,749
Mid-to-up-scale	264	360	23,816	32,337
GreenTree Eastern	105	151	11,263	15,653
Deepsleep Hotel	2	3	161	221
Gem	27	35	2,397	3,202
Gya	26	42	2,167	3,572
Vx	22	33	1,816	2,681
Ausotel	10	13	1,183	1,666
Urban Garden and others[2]	72	83	4,829	5,342
Mid-scale	2,563	2,786	209,966	225,069
GreenTree Inn	2,013	2,163	171,414	181,295
GT Alliance	314	374	24,141	28,560
GreenTree Apartment	7	13	333	862
Vatica	121	121	8,907	8,749
City 118 Selected and others[2]	108	115	5171	5,603
Economy hotels	1,110	1,171	51,688	53,180
Shell	541	620	23,617	26,784
City 118 and others[2]	569	551	28071	26,396
Total	3,957	4,340	290,026	315,335

Notes:

1. Operational Data of 2019Q4 and full year of 2019 were re-stated with consideration of composition of Argyle Hotel Management Group (Australia) Pty Ltd and Urban Hotel Group’s overall quarterly RevPAR.

2. Others include other brands in each segment of Urban.

Exhibit 99.1

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com